NO ACT

DC

PE
1-31-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041721

Received SEC

MAR 07 2008

Washington, DC 20549

March 7, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/7/2008

Thomas P. V. Masiello
Executive Director
Massachusetts Laborers' Pension Fund
14 New England Executive Park
Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

Re: The McGraw Hill Companies, Inc.
Incoming letter dated January 31, 2008

Dear Mr. Masiello:

This is in response to your letter dated January 31, 2008 concerning the shareholder proposal submitted to McGraw Hill by the Massachusetts Laborers' Pension Fund. On February 7, 2008, we issued our response expressing our informal view that McGraw Hill could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

cc: Elliot V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10010-6150

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

January 31, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to The McGraw-Hill Companies, Inc.'s Request for No-Action Advice Concerning the Massachusetts Laborers' Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Massachusetts Laborers' Pension Fund ("Fund") hereby submits this letter in reply to The McGraw-Hill Companies, Inc.'s ("McGraw-Hill" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2008 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The widespread public debate concerning the role of the credit rating agencies in the subprime mortgage disaster has transformed the Proposal into one that transcends ordinary business

The Company argues that the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the conduct of ordinary business operations. The Proposal requests that the Company's Board of Directors and Audit Committee adopt a policy to not employ individuals within one year of that individual being employed by clients; that it rotate lead analysts every five years; and that the Audit Committee be responsible for managing conflicts of interests with clients and conduct internal audits to make sure the Company is complying with this policy.

The Company cites an abundance of precedent to support its argument that proposals relating to management of the workforce and employment decisions may be excluded. We do not deny that numerous such no-action decisions have been issued in the past.

However, we respectfully submit that this argument fails to address the central issue in determining whether the Proposal may be excluded under Rule 14a-8(i)(7). That issue is whether the widespread debate concerning the role of credit rating agencies and the subprime mortgage and global economic crisis has transformed the topic of the Proposal into one that transcends ordinary business. We believe that standard has clearly been met so the Company is not entitled to relief under Rule 14a-8(i)(7).

Certain issues may not be excludable under Rule14a-8(i)(7) because widespread public date serves to elevate them into significant matters beyond ordinary business. In Staff Legal Bulletin No. 14A (July 12, 2002) it was noted:

> The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters.[]
>
> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the 'ordinary business' exclusion, we are modifying our treatment of proposals relating to this topic.[] . . . .

The analogy to the widespread debate surrounding equity-based compensation is apt. The subprime mortgage crisis and the role of the credit rating agencies in this crisis that has engulfed the country and dominated news the last several months, as well as the severe economic and financial crisis that has ensued, certainly serves to elevate what admittedly once might have been a matter of ordinary business to anything but that today. The culpability and conflicts of the two leading credit rating agencies has been a dominant subtext of this story. Shareholders are keenly interested in the Board taking responsibility to protect the long-term interests of the Company and its shareholders – a goal which is furthered by the Proposal being placed before shareholders in the most recent proxy statement.

In Verizon Communications Inc., 2003 SEC No-Act. LEXIS 123 (Jan. 23, 2003) the Staff rejected the company's Rule 14a-8(i)(7) argument and affirmed inclusion of a proposal that was related to the company's auditors. The Staff stated:

> The proposal requests that the board of directors adopt a policy 'stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company.'
>
> . . . .
>
> We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that

> deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Another important precedent is provided by National Semiconductor Corporation, 2002 SEC No-Act. Lexis 821 (December 6, 2002) which represents a decision by the full Commission directing the Staff to reconsider its original decision in favor of the company seeking to exclude a proposal requesting the board establish a policy and practice of expensing in its annual income statement the cost of stock options issued to company executives. The proponent in National Semiconductor noted, "Regardless of whether the issue of expensing stock options may once have been portrayed as a mundane matter that reflects no more than a choice of accounting methods, such is most definitely not the case today."

The Staff Legal Bulletin and the precedent demonstrate that issues related to auditor independence, stock option expensing, and equity-based compensation had been transformed by widespread public debate from ordinary business matters to significant policy issues worthy of shareholder consideration. We respectfully submit that such is the case as reports surface concerning the role of the credit rating agencies in the subprime mortgage crisis.

For example, Chairman Christopher Cox, U.S. Securities & Exchange Commission, testified on September 26, 2007, before the U.S. Senate Committee on Banking, Housing and Urban Affairs. In his testimony on "The Role and Impact of Credit Rating Agencies on the Subprime Credit Markets" Chairman Cox stated:

> In recent months, the credit rating agencies have been heavily criticized regarding the accuracy of their ratings of certain structured finance products, especially subprime residential mortgage-backed securities (RMBS). Critics have faulted the rating agencies for initially assigning ratings to those securities that were too high; for failing to adjust those ratings sooner as the performance of the underlying assets deteriorated; and for not maintaining appropriate independence from the issuers and underwriters of those securities.
>
> . . . .
>
> We have as yet formed no firm views on any of the reasons put forth by the credit rating agencies, but we are carefully looking into each of them in the context of an examination the Commission has begun with respect to NRSROs active in rating RMBS. This examination — which is being conducted on a non-public basis — was commenced in response to the recent events in the mortgage markets. In particular, the Commission is examining whether these NRSROs were unduly influenced by issuers and underwriters of RMBS to diverge from their stated methodologies and procedures for determining credit ratings in order to publish a higher rating. The examination is also focusing on whether the NRSROs followed their stated procedures for managing conflicts of interest inherent in the business

> of determining credit ratings for RMBS. In this regard, the examination will seek to determine whether the NRSROs' role in the process of bringing RMBS to market impaired their ability to be impartial.

A *Fortune* article entitled "Subprime contagion? Ohio's attorney general is investigating the role that credit-rating agencies like Moody's played in rubberstamping dicey bonds," July 5, 2007 observed:

> While Bear Stearns is the most recent financial institution to find itself caught up in the subprime-mortgage quagmire, the three credit-rating agencies - Standard & Poor's, Moody's, and Fitch - may be the next ones to see their good names dragged through the mud.
> The reason? Ohio attorney general Marc Dann is building a case against them based on the role he believes their ratings played in the marketing of risky mortgage-related securities.
>
> 'The ratings agencies cashed a check every time one of these subprime pools was created and an offering was made,' Dann told Fortune, referring to the way the bond issuers paid to get their asset-backed securities (ABSs) and collateralized debt obligations (CDOs) rated by the agencies. These ratings run from AAA for debt with the lowest risk of default all the way down to noninvestment- grade bonds, which many pension funds are prohibited from purchasing in their charters. '[The agencies] continued to rate these things AAA . [So they are] among the people who aided and abetted this continuing fraud,' adds Dann.

The *Wall Street Journal* on July 10, 2007, reported in an article entitled "Moody's Faces the Storm:Shares Could Come Under Fire as Ratings Are Questioned Anew:"

> Short sellers love to target companies heading into financial turmoil.
>
> Now, some of those investors who bet on a stock's decline are targeting a company that is paid to spot financial problems before they occur: **Moody's** Corp.
>
> But unlike some of the blowups in the recent past that the New York-based credit-ratings firm and its main rivals caught too late, such as WorldCom Inc. and Enron Corp., its profitability and cash flows remain strong. That makes it a tough stock to bet against.
>
> Still, Moody's and other credit-rating firms are again taking heat for the meltdown in the subprime-mortgage market.
>
> 'I think they did a bad job, but they've weathered reputational storms before,' says Glenn Tongue, managing partner at T2 Partners LLC, a hedge fund in New York that manages about $170 million. 'There might be a black eye on the franchise

associated with subprime-mortgage securitizations, but the business flow, and probably the liability, will be contained.'

Bearish investors are betting that Moody's shares will tumble as the company's lucrative business in providing ratings for structured debt products, such as collateralized debt obligations, or CDOs, could dry up due to fears spreading from rising defaults in those mortgages extended to borrowers with poor credit histories.

Together with some analysts and academics who believe the rating agencies played a key role in the subprime crisis by giving high ratings to thousands of bonds that fell quickly in value, some short sellers also are wagering that legislators, regulators and disgruntled investors will shake up the existing oligopoly structure and put an end to its fat margins and profits.

The July 11, 2007, *Wall Street Journal* reported "Ratings Cuts By S&P, Moody's Rattle Investors: Critics Say Companies Are Reacting Too LateTo Subprime Debt Woes:"

The widening meltdown in the subprime-mortgage market caught up with the nation's two big debt-rating companies yesterday, with Standard & Poor's and Moody's announcing plans to downgrade hundreds of bonds backed by the risky home loans.

The moves jolted jittery financial markets as investors adjusted to the idea that the downturn in the nation's housing market is worsening and that a rebound might be months away, at best. The Dow Jones Industrial Average tumbled 148.27 points , or 1.1% , to close at 13501.70 as investors fled stocks and low-quality bonds , and some of them criticized the ratings giants for being too slow to act.

In an acknowledgment that it severely misjudged the risk of bonds tied to subprime mortgages, Standard & Poor's Ratings Service said it is looking to slash credit ratings on as many as 612 such bonds, with a value of $12 billion, because of mounting delinquencies on the underlying mortgages. Subprime mortgages are made to borrowers with shaky credit profiles.

S&P said its action reflected several factors, including persistent mortgage delinquencies, weak home prices and lax loan-underwriting standards. It also cited mortgage fraud, a concern highlighted yesterday when the U.S. attorney for the Southern District in New York charged 26 people with taking part in "a wide-ranging scheme" to commit fraud at mortgage brokers.

S&P said it would take a tougher look at the steps lenders were taking to minimize fraud and misrepresentation of the data it receives.

Hours after S&P's move, Moody's Investors Service said it was downgrading 399 mortgage-backed securities issued in 2006 and reviewing an additional 32 for downgrade, affecting $5.2 billion of bonds. It also downgraded 52 bonds issued in 2005.

"The level of losses continues to exceed historical precedents and our expectations," said Susan Barnes, an S&P managing director, in a conference call with investors to discuss the looming downgrades.

The ratings actions come after months of intensifying turmoil in the market. They drew howls from some investors who have complained that S&P and Moody's put excessively high ratings on many classes of bonds backed by subprime mortgages during the housing boom and then were too slow to lower those ratings when the housing market started sinking.

"Why now?" said Steve Eisman, managing director at hedge fund Frontpoint Partners, in the S&P conference call. "Delinquencies have been a disaster for many months. It couldn't be that you just woke up to it. The rest of the world was yelling and screaming about your ratings for months," added Mr. Eisman, whose fund has been bearish on the subprime market.

"We did it as fast as we could given the information we had," Tom Warrack, an S&P managing director, said in response.

Downgrade Wave

Number of bonds backed by subprime mortgages downgraded or placed on review for credit-rating downgrades yesterday

Original Rating	Moody's	Standard & Poor's
AAA	0	0
AA	0	3
A	7	88
BBB	239	366
BB (junk)	185	155
Total	**431**	**612**

Source: Moody's Investors Service; Standard & Poor's

Shares of Moody's parent Moody's Corp. fell $1.11, or 1.8%, to $60.39 yesterday, and shares of S&P parent McGraw-Hill Cos. dropped $2.98, or 4.4%, both in 4 p.m. composite trading on the New York Stock Exchange.

Subprime loans have played an increasingly important role in the mortgage market, accounting for 20% of all mortgages originated in 2006, according to Inside Mortgage Finance. In all, $2.3 trillion of subprime loans were taken out by borrowers between 2002 and 2006, according to Inside Mortgage Finance. Key to their growth was the ability of lenders to spread the risks by packaging the loans into securities and selling them to a large number of investors from pension funds to hedge funds, who used the S&P and Moody's ratings to help gauge the quality of the bonds.

On Jan. 21, 2008, the New York Times features an article entitled "Stock Plunge Worldwide on Fears of a U.S. Recession." That article noted:

> Fears that the United States is in a recession reverberated around the world on Monday, sending stock markets from Frankfurt to Bombay into a tailspin and puncturing the hopes of many investors that Europe and Asia will be able to sidestep an American downturn.
>
> On a day when United States markets were closed in observance of Martin Luther King's Birthday, the world's eyes were trained nervously on the United States. Investors reacted with what many analysts described as panic to the multiplying signs of weakness in the American economy.
> Shares of banks led the decline in many countries, underscoring that the subprime crisis continues to hobble the global financial system. . . . (emphasis added).

In an article entitled "Paulson says Bush administration working to combat subprime crisis," International Herald Tribune (Jan. 7, 2008) it was reported:

> The Bush administration is working to combat the severe housing crisis in the United States, but there is no simple solution, Treasury Secretary Henry Paulson said Monday, adding that a correction in the housing market is "inevitable and necessary."
>
> . . . .
>
> Paulson said the country was facing an unprecedented wave of 1.8 million subprime mortgages that are scheduled to reset to sharply higher rates over the next two years. He said this raised the possibility of a market failure and was the reason the administration brokered a deal with the mortgage industry to freeze certain subprime mortgage rates for five years to allow the housing market to recover.
>
> . . . .
>
> Paulson and President George W. Bush were both delivering speeches Monday on the state of the economy. Bush received an update Friday from Paulson, Federal Reserve Chairman Ben Bernanke and other market regulators about how markets have been performing following a severe credit squeeze that began in August that roiled financial markets around the world.
>
> The credit crisis was sparked by raising defaults on subprime mortgages. Those defaults have already resulted in multibillion-dollar losses at many financial institutions who bought securities backed by the subprime mortgages that have gone bad. . . .

We respectfully submit that the widespread public debate concerning the subprime mortgage crisis and the role of the credit rating agencies elevates the Proposal such that it transcends ordinary business matters. The Proposal is not an attempt to micromanage the Company or its business. Rather, it seeks to protect shareholders' interests, as well as the Company's, but asking the Board to adopt a policy that would protect the Company's reputation and its long-term interests..

For these reasons, we submit that the Company has failed to satisfy its burden of persuasion under Rule 14a-8(i)(7) and the Proposal should be included in the Company's proxy statement.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359.

Sincerely,

Thomas P. V. Masiello
Executive Director

TPVM/gdo

cc: Jennifer O'Dell

END